NEOVASC ANNOUNCES CLOSING OF US$72 MILLION REGISTERED DIRECT OFFERING OF COMMON SHARES PRICED AT-THE-MARKET

VANCOUVER, CANADA -- Neovasc Inc. ("Neovasc" or the "Company") (Nasdaq: NVCN / TSX: NVCN) announced today that it has closed its previously announced sale of an aggregate of 36,000,000 common shares at a purchase price of US$2.00 per common share in a registered direct offering (the "Offering") priced at-the-market under the Nasdaq Capital Market (the "Nasdaq") rules for aggregate gross proceeds to the Company of approximately US$72 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company.

H.C. Wainwright & Co. acted as the exclusive placement agent for the Offering.

Each common share was sold with 0.50 of a common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder to acquire one common share of the Company (each, a "Warrant Share") at an exercise price of US$2.30 per share at any time prior to the date which is five years following the date of issuance.

After deducting the placement agent's fees and other offering expenses payable by Neovasc, the Company received net proceeds of approximately US$ 65.3 million. Neovasc intends to use the net proceeds from the Offering for the development and commercialization of the Neovasc Reducer™ (the "Reducer"), development of the Tiara™ (the "Tiara") and general corporate and working capital purposes.

The common shares, the Warrants, and the Warrant Shares were offered pursuant to a shelf registration statement (including a prospectus) previously filed with the Securities and Exchange Commission (the "SEC") on December 14, 2020 and declared effective by the SEC on December 16, 2020, and was qualified for distribution in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario by way of a prospectus supplement to the Company's base shelf prospectus dated August 12, 2020, as amended on December 14, 2020. Neovasc offered and sold the securities in the United States only. No securities were offered or sold to Canadian purchasers.

A prospectus supplement and accompanying prospectus relating to the Offering was filed with the SEC and is available for free on the SEC's website at www.sec.gov and is also available on the Company's profile on the SEDAR website at www.sedar.com.  Electronic copies of the prospectus supplement and the accompanying prospectus relating to the Offering may be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, or by telephone: (646) 975-6996 or by e-mail: placements@hcwco.com.

The Company relied upon the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the Toronto Stock Exchange will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as the Nasdaq Capital Market.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to the Offering, the intended use of proceeds of the Offering and the planned reliance on the exemption set forth in Section 602.1 of the TSX Company Manual and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of common shares of the Company; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; risks related to the recent coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third parties alleging infringement of their intellectual property rights; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2019; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of the Company's common shares or conversions of convertible notes by the Company's existing security holders, causing the price of the Company's securities to fall; risks relating to there being no market through which the Company's securities, other than the common shares, may be sold; risks associated with the inability to enforce actions against the Company, certain directors or officers, or the experts named in the prospectus relating to the Offering under U.S. federal securities laws; risks relating to the broad discretion in the Company's use of proceeds from the Offering; risks related to the Company's intention to not pay dividends in the foreseeable future; and anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

CONTACT

Chris Clark, Chief Financial Officer

Neovasc Inc.

604-248-4138

cclark@neovasc.com